NXT ENERGY SOLUTIONS INC.

Consolidated Financial Statements

For the 3 and 6 month periods ended

'June 30th, 2017

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NXT ENERGY SOLUTIONS INC.
Consolidated Balance Sheets
(Unaudited - expressed in Canadian dollars)

	June 30,	December 31,
	2017	2016

Assets

Current assets
Cash and cash equivalents	$ 288,046	$ 490,496
Short-term investments	1,500,000	1,453,091
Accounts receivable	33,196	205,952
Prepaid expenses and deposits	672,371	166,802

	2,493,613	2,316,341
Long term assets
Property and equipment	844,644	3,348,557
Intellectual property	22,181,900	23,024,268

	$ 25,520,157	$ 28,689,166

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$ 1,402,250	$ 575,964
Income taxes payable	17	98
Current portion of capital lease obligation	38,137	36,769

	1,440,404	612,831
Long-term liabilities
Capital lease obligation	105,238	124,697
Other liabilities (Note 11)	595,320	-
Asset retirement obligation	58,240	55,240
Deferred charges	83,378	84,838
	842,176	264,775

	2,282,580	877,606
Commitments and contingencies

Shareholders' equity
Common shares (Note 3): - authorized unlimited
Issued: 53,856,509 (2016 - 53,856,509) common shares	85,996,813	85,966,393
Contributed capital	7,948,000	7,613,719
Deficit	(71,418,171)	(66,479,488)
Accumulated other comprehensive income	710,935	710,935

	23,237,577	27,811,560

	$ 25,520,157	$ 28,689,166

Signed "George Liszicasz";	Signed "Bruce G. Wilcox"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

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NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Loss and Comprehensive Loss
(Unaudited - expressed in Canadian dollars)

	For the three months		For the six months
	ended June 30		ended June 30
	2017	2016	2017	2016

Revenue

Survey revenue	$ -	$ -	$ -	$ 1,447,269

Expenses

Survey costs, net	612,342	157,365	775,559	946,744
General and administrative expenses	1,337,051	1,833,326	2,699,632	3,088,935
Stock based compensation expense	169,033	135,000	334,281	285,000
Amortization expense	474,558	520,493	989,250	1,034,751

	2,592,984	2,646,184	4,798,722	5,355,430

Other expenses (income)
Interest income, net	(389)	(3,510)	4,726	(10,881)
Foreign exchange (gain) loss	11,306	13,601	17,281	285,275
Intellectual property and other expenses	38,785	19,065	45,366	172,730

	49,702	29,156	67,373	447,124

Loss before income taxes	(2,642,686)	(2,675,340)	(4,866,095)	(4,355,285)

Income tax (recovery) expense
Current	81,270	(31,402)	72,587	244,595

	81,270	(31,402)	72,587	244,595

Net loss and comprehensive loss	$ (2,723,956)	$ (2,643,938)	$ (4,938,682)	$ (4,599,880)

Net loss per share (Note 4)
Basic	$ (0.05)	$ (0.05)	$ (0.09)	$ (0.09)
Diluted	$ (0.05)	$ (0.05)	$ (0.09)	$ (0.09)

The accompanying notes are an integral part of these consolidated financial statements.

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NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Cash Flows
(Unaudited - expressed in Canadian dollars)

	For the three months		For the six months
	ended June 30		ended June 30
	2017	2016	2017	2016

Cash provided by (used in):

Operating activities

Comprehensive loss for the period	$ (2,723,956)	$ (2,643,938)	$ (4,938,682)	$ (4,599,880)
Items not affecting cash:
Stock based compensation expense	169,033	135,000	334,281	285,000
Amortization expense	474,558	520,493	989,250	1,034,751
Non-cash changes to asset retirement obligation	1,500	-	3,000	-
Valuation allowance of Bolivian Tax Credits	207,682	-	207,682	-
Amortization of deferred gain on sale of aircraft	(25,884)	-	(25,884)	-
Other	(730)	(229)	(1,460)	(459)
Change in non-cash working capital balances (Note 7)	19,079	(585,609)	130,409	(863,377)
	845,238	69,655	1,637,278	455,915

Net cash used in operating activities	(1,878,718)	(2,574,283)	(3,301,404)	(4,143,965)

Financing activities

Proceeds from exercise of stock options	136	145,444	30,420	145,444
Repayment of capital lease obligation	(9,112)	(8,468)	(18,090)	(16,821)

Net cash from (used in) financing activities	(8,976)	136,976	12,330	128,623

Investing activities

Proceeds from sale / purchase of property and equipment, net	3,137,905	(34,148)	3,133,533	(77,558)
Increase in short-term investments	(1,196,909)	(1,055,323)	(46,909)	(1,059,412)
Change in non-cash working capital balances (Note 7)	-	-	-	(60,187)

Net cash from (used in) investing activities	1,940,996	(1,089,471)	3,086,624	(1,197,157)

Net decrease in cash and cash equivalents	53,302	(3,526,778)	(202,450)	(5,212,499)
Cash and cash equivalents, beginning of the period	234,744	5,400,082	490,496	7,085,803

Cash and cash equivalents, end of the period	$ 288,046	$ 1,873,304	$ 288,046	$ 1,873,304

Supplemental information

Cash interest (received)	1,175	(35,531)	(1,148)	-
Cash taxes paid	$ -	$ 387,516	$ 65,989	$ 1,133,458

The accompanying notes are an integral part of these consolidated financial statements.

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NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Shareholders' Equity
(Unaudited - expressed in Canadian dollars)

	For the six months
	ended June 30
	2017	2016

Common Shares

Balance at beginning of the period (Note 3)	$ 85,966,393	$ 85,051,553

Issued upon exercise of stock options (Note 3)	30,420	145,444
Transfer from contributed capital upon exercise of stock options	-	102,351

Balance at end of the period	85,996,813	85,299,348

Contributed Capital

Balance at beginning of the period	7,613,719	7,239,089
Recognition of stock based compensation expense	334,281	285,000
Contributed capital transferred to common shares
upon exercise of stock options	-	(102,351)

Balance at end of the period	7,948,000	7,421,738

Deficit

Balance at beginning of the period	(66,479,488)	(57,379,926)
Net loss and comprehensive loss for the period	(4,938,683)	(4,599,880)

Balance at end of the period	(71,418,171)	(61,979,806)

Accumulated Other Comprehensive Income

Balance at beginning and end of the period	710,935	710,935

Total Shareholders' Equity at end of the period	$ 23,237,577	$ 31,452,215

The accompanying notes are an integral part of these consolidated financial statements.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and six month periods ended June 30, 2017

(Unaudited - expressed in Canadian dollars unless otherwise stated)

 1. The Company and Going Concern

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Canada.

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that is used in the oil and natural gas exploration industry to identify areas with hydrocarbon reservoir potential.

These consolidated financial statements have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The events described in the following paragraphs highlight that there is substantial doubt about NXT’s ability to continue as a going concern within one year after the date that these financial statements have been issued.

As a result of the extended duration between revenue contracts, NXT’s working capital has reduced from approximately $7.8 million at December 31, 2015 to $1.1 million at June 30, 2017.  Notwithstanding that during 2017 the Company received a binding promissory note of up to $650,000 from its CEO and obtained a commitment of up to US $250,000 from an existing shareholder towards an equity financing should the Company need to pursue such a course of action the Company’s current and forecasted working capital position is not expected to be sufficient to meet its obligations for the 12 month period beyond the date that these financial statements have been issued.  While near term survey prospects are expected to provide positive contribution to the liquidity position, there are no certainties that these prospects will convert into executed contracts.  The Company has taken steps to reduce costs; the most significant include the deferral of a portion of the employees’ cash compensation, deferral of all of the Board and Advisory Board members’ cash compensation and a reduction in non-essential staff. In addition, the Company is pursuing debt and equity financing options in order to meet its future obligations.  Financing options that may be available to the Company include issuance of new equity, debentures or bank credit facilities.  The need for any of these options will be dependent on the timing of securing new contracts and obtaining financing terms that are acceptable to both the Company and the financier.

NXT continues to develop its pipeline of opportunities to secure new revenue contracts. However, the Company’s longer-term success remains dependent upon its ability convert these opportunities into successful contracts and to continue to attract new client projects and expand the revenue base to a level sufficient to exceed fixed operating costs and generate positive cash flow from operations.   The occurrence and timing of these events cannot be predicted with certainty.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate.  If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the classification and carrying value of assets and liabilities and the reported revenues and expenses.

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2. Significant Accounting Policies

Basis of presentation

These interim unaudited consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles of the United States of America ("US GAAP") and by applying the same accounting policies and methods as used in preparing the consolidated financial statements for the fiscal year ended December 31, 2016.

Certain comparative figures have been reclassified to conform to the presentation adopted for these financial statements

Future Accounting Policy Changes

Revenue recognition:

In May 2014, the US Financial Accounting Standards Board (“FASB”) issued new guidance on accounting for “Revenue from Contracts with Customers”, which supersedes the current revenue recognition requirements and most industry-specific guidance. This new guidance will require that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

This new guidance will be effective from January 1, 2018, and early application is not permitted. There will be two methods in which the amendment can be applied: (1) retrospectively to each prior reporting period (which will include NXT’s fiscal years 2016 and 2017) presented, or (2) retrospectively with the cumulative effect recognized at the date of initial application. NXT is evaluating the impact of the adoption of this new guidance and although the review is not yet complete, indications are that there will be no material impact on the financial statements.

Leases:

In February 2016, the FASB issued new guidance on leases. The new guidance requires lessees to recognize most leases, including operating leases, on the balance sheet as lease assets and lease liabilities. In addition, lessees may be required to reassess assumptions associated with existing leases as well as to provide expanded qualitative and quantitative disclosures. The new guidance is effective January 1, 2019. NXT is evaluating the impact of the adoption of this new guidance and has not yet determined the effect on its consolidated financial statements.

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3. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	For the six month periods ended
	June 30, 2017		June 30, 2016
	# of shares	$ amount	# of shares	$ amount
As at the beginning of the period	53,856,509	$ 85,966,393	53,306,109	$ 85,051,553
Shares issued during the period:
Exercise of stock options (see (i))	-	30,420	167,222	145,444
Return to Treasury of exercised stock options			(15,322)
Transfer from contributed capital on the
exercise of stock options	-	-	-	102,351
As at the end of the period	53,856,509	85,996,813	53,458,009	85,299,348

(i) Stock options exercised at the end of 2016 resulted in a receivable in the amount of $30,284. Cash was received in January 2017.

4. Earnings (loss) per share

	for the three months		for the six months
	ended June 30		ended June 30
	2017	2016	2017	2016
Comprehensive loss for the period	$(2,723,956)	$(2,643,938)	$(4,938,682)	$(4,599,880)

Weighted average number of shares
outstanding for the period:
Basic	53,856,509	53,371,138	53,856,509	53,338,624

Diluted	53,856,509	53,371,138	53,856,509	53,338,624

Earnings (loss) per share – Basic	$ (0.05)	$ (0.05)	$ (0.09)	$ (0.09)
Earnings (loss) per share – Diluted	$ (0.05)	$ (0.05)	$ (0.09)	$ (0.09)

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5. Stock options

The following is a summary of stock options which are outstanding and exercisable as at June 30, 2017:

			Average remaining
Exercise price	# of options	# of options	contractual
per share	outstanding	exercisable	life (in years)
$ 0.75	345,000	345,000	0.1
$ 0.76	104,001	104,001	0.6
$ 0.86	530,000	530,000	0.1
$ 1.20	300,000	300,000	0.1
$ 1.35	554,400	396,269	2.5
$ 1.39	30,000	30,000	2.0
$ 1.45	37,500	37,500	4.5
$ 1.48	37,500	37,500	4.0
$ 1.49	150,000	49,995	3.9
$ 1.50	50,000	50,000	4.0
$ 1.50	50,000		4.3
$ 1.51	150,000	-	4.2
$ 1.55	40,000	40,000	1.7
$ 1.57	30,000	20,000	2.6
$ 1.61	25,000	25,000	1.6
$ 1.67	150,000	100,000	2.4
$ 1.73	92,600	59,267	3.4
$ 1.82	215,000	71,667	3.3
$ 1.83	30,000	30,000	1.5
$ 2.10	300,000	100,000	3.2
$ 1.33	3,221,001	2,326,199	1.92

A continuity of the number of stock options which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2016 is as follows:

	For the six months		For the year ended
	ended June 30, 2017		December 31, 2016
		weighted		weighted
	# of stock	average	# of stock	average
	options	exercise price	options	exercise price
Options outstanding, start of the period	3,221,001	$ 1.33	3,462,835	$ 1.26
Granted	-	-	475,000	$ 1.50
Exercised	-	-	(565,722)	-
Forfeited	-	-	(151,112)	$1.50
Options outstanding, end of the period	3,221,001	$ 1.33	3,221,001	$ 1.33
Options exercisable, end of the period	2,326,199	$ 1.20	2,036,401	$ 1.17

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Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant.

Stock based compensation expense (“SBCE”) is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

The Q2-17 unamortized SBCE of $611,303 (2016 - $883,843) will be recognized in future expense over the related remaining (2017 to 2019) vesting periods.

6. Financial instruments

1) Non-derivative financial instruments:

The Company's non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, income taxes payable and accounts payables and accrued liabilities. The carrying value of these financial instruments approximates their fair values due to their short terms to maturity. NXT is not exposed to significant interest or credit risks arising from these financial instruments. NXT is exposed to foreign exchange risk as a result of periodically holding foreign denominated financial instruments. Any unrealized foreign exchange gains and losses arising on such holdings are reflected in earnings at the end of each period.

2) Derivative financial instruments:

As at June 30, 2017, there were no outstanding derivative financial instruments.

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7. Change in non-cash working capital

The changes in non-cash working capital balances are comprised of:

	For the three months		For the six months
	ended June 30		ended June 30
	2017	2016	2017	2016
Accounts receivable	$ 209,836	$ 97,308	$ 172,755	$ 659,334
Work-in-progress	-	-	-	404,840
Prepaid expenses and deposits	(473,640)	(9,905)	(505,568)	(27,404)
Accounts payable and accrued liabilities	282,892	(254,094)	463,303	(364,749)
Income Taxes Payable	(9)	(418,918)	(81)	(888,863)
Deferred revenue	-	-	-	(706,722)
	19,079	(585,609)	130,409	(923,564)

Portion attributable to:
Operating activities	19,079	(585,609)	130,409	(863,377)
Financing activities	-	-	-	-
Investing activities	-	-	-	(60,187)
	19,079	(585,609)	130,409	(923,564

8. Commitments and contingencies

Aircraft and office premises leases

The Company has a 10 year operating lease for its Calgary office space and entered into a new 5 year operating lease in April 2017 for the use of an aircraft (see note 11). The minimum annual lease payments are as follows:

For the period ended June 30	Office Premises	Aircraft
2017	535,485	615,110
2018	535,485	615,110
2019	535,485	615,110
2020	544,408	615,110
	2,150,863	2,460,440
Thereafter, 2021 through 2025	2,326,374	512,592
	4,477,237	2,973,032

Deferred charges of $83,378 as at June 30, 2017 relates to the valuation of an initial free-rent period received on the Company’s office lease in 2015. This balance will be amortized as a reduction of general and administrative expense over the 10 year term of the lease commitment.

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9. Geographic information

NXT conducts all of its survey operations from its head office in Canada, and occasionally maintains administrative offices in foreign locations such as Colombia (to mid-2014) and currently Bolivia. NXT has no long-term assets outside of Canada.

Revenues by geographic area were generated solely in Bolivia in 2016, entirely from a single client.

10. Other related party transactions

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees (including costs related to share issuance) incurred with this firm were as follows:

For the three months		For the six months
Ended June 30		ended June 30
2017	2016	2017	2016
$8,884	$40,650	$ 22,478	$ 42,593

Accounts payable and accrued liabilities includes a total of $9,328 ($10,443 as at December 31, 2016) payable to this law firm.

11. Aircraft Financing

In April, 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary based international aircraft services organization (“the lessor”). The terms of the agreement resulted in NXT selling its’ Cessna Citation aircraft that was purchased in 2015 for US$2,000,000 for the sum of US$2,300,000. NXT has leased the aircraft over an initial term of 60 months and retains all existing operating rights and obligations. Net proceeds to NXT from the sale were approximately CAD $2,700,000, after payment of all commissions and fees. The net book value of the asset of $2.4 million was derecognized and the resulting gain on disposition of $776,504 was deferred ($621,203 included in long term liabilities and $155,301 included in accounts payable and accrued liabilities). The gain will be recognized as a reduction to the Company’s lease expense over the 60 month term of the lease. The resulting leaseback transaction is an operating lease. NXT is required to make monthly payments to the lessor of approximately US $40,000. NXT has the option to extend the term of the lease by an additional two years. Should NXT want to repurchase the aircraft at the end of the initial lease term, the purchase price is US $1.45 million.

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